
August 24, 2010

Marty Weigel
President, Treasurer and Director
Shang Hide Consultants, Ltd.
1495 Ridgeview Drive, Suite #200
Reno, NV 89519

> **Re:** **Shang Hide Consultants, Ltd.**
> **Form 10-12g**
> **Filed July 28, 2010**
> **File No. 000-54050**

Dear Mr. Weigel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business of Issuer, page 1

1.  We note your disclosure in the third paragraph under Business of Issuer that Mr. Weigel and Mr. Bailey will analyze new business opportunities for you. Please revise here and elsewhere as appropriate to briefly describe Mr. Weigel's and Mr. Bailey's experience identifying and conducting reverse mergers and other transactions as contemplated by you.

Risk Factors, page 3

2.  Please clarify your reference to the "SEC rule" to which you would be subject as described in the second risk factor on page seven. For example, if you are referring to the penny stock rules governing broker-dealers, state as much and provide a brief explanation of the consequences of such regulations on the company and its stock. For example, consider the effect it may have on the liquidity of your stock.

3.  We note your disclosure in the first paragraph on page 11 regarding the risk of the company's lack of diversification.  Consider adding a risk factor relating to your potential lack of diversification after consummating a business combination.

Management's Discussion and Analysis, page 10

4.  You state in the second and third paragraphs of this section that you believe you will be able to meet expected costs over the next twelve months through the use of funds in your treasury and additional amounts to be loaned by or invested by your stockholders.  You also state in the third paragraph that "[c]urrently" your ability to continue as a going concern depends on generating profitable operations or obtaining necessary financing. Please provide additional disclosure about the length of time you estimate you can continue as a going concern without consummating a business combination, generating profitable operations or obtaining third-party financing.  Furthermore, describe any anticipated loans or investments by your stockholders, management or other investors.

Security Ownership of Certain Beneficial Owners and Management, page 11

5.  Please provide the information in this section as of the "most recent practicable date" as called for by Item 403 of Regulation S-K or advise us of why this is not practicable to provide this information as of a date later than June 30, 2010.  It is unclear why such date would be the most recent practicable date given your small number of shareholders and your disclosure that management holds the majority of your shares.

6.  We note that one of your shareholders, "Red Queen, S.A.," is listed with a Nevada address, but the Nevada Secretary of State's office does not appear to have it listed as a domestic or foreign entity.  Please advise.

7.  Please provide the names of the beneficial owners of Red Queen, S.A.

Directors and Executive Officers, page 12

8.  Please provide the year when Mr. Weigel started working at Mark Bailey & Company, Ltd.  Also clarify whether Mr. Weigel worked at Morgan Stanley until he started his position at Thomas Havey, LLP.  See Item 401(e)(1) of Regulation S-K.

9.  Please revise your disclosure regarding Mr. Bailey's business experience to provide a brief description of the principal business of Arthur Young & Company and the year in which Mr. Bailey became Bailey & Company, Ltd.'s managing partner.  See Item 401(e)(1) of Regulation S-K.

10. Describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Weigel and Mr. Bailey should serve as directors in light of your business and structure.  See Item 401(e)(1) of Regulation S-K.

11. Please provide a description, if applicable, of previous blank check companies with which your officers and directors have been involved. Material information with respect to any such companies that should be provided, includes, but is not limited to, their names, file numbers for filings with us, the nature of their filings to date, whether they have entered into business combinations or similar transactions, their current filing status, the markets on which they are traded, if any, and any benefits received by your officers or directors from such blank check companies in connection with, or following, any business combinations or similar transactions.

12. Your disclosure of legal proceedings in the first paragraph of page 14 appears to be limited to five years with respect to directors and executive officers. Please note that the disclosure required by Item 401(f) of Regulation S-K requires such disclosure for the past ten years with respect to your directors and executive officers, which differs from the five year period called for by paragraph (g) of such Item.

Certain Relationships and Related Transactions, and Director Independence, page 15

13. With a view to disclosure, please advise us whether any of your shareholders needs to be described pursuant to Item 404(c) of Regulation S-K.

14. Please disclose the information found in Note 4 to your financial statements in this section. The $555 amount appears to meet the one percent threshold set forth in Item 404(d) of Regulation S-K.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 15

15. Please revise this section, if true, to state that there is no established public trading market for you common stock, as required by Item 201(a)(1)(i) of Regulation S-K. Also, please provide the disclosure required by Item 201(a)(2) of Regulation S-K.

Statement of Changes in Stockholders' Equity, page F-5

16. Please revise the second column of your statement of changes in stockholders' equity to show the $15,000 par value amount for the 15,000,000 shares you sold at $0.001 per share.

Notes to the Financial Statements, page F-7

17. Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to FASB ASC 855-10-50-1.

Mary Weigel
Shang Hide Consultants, Ltd.
August 24, 2010
Page 4


       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact John Archfield at (202) 551-3315 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters.  Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

       Sincerely,


       John Reynolds
       Assistant Director


cc:    Michael J. Morrison, Esq.
       Fax:  (775) 827-6311